Exhibit 99.1

Catalyst Paper Corporation to purchase paper mills in Maine and Wisconsin

RICHMOND, BC, Oct. 30, 2014 /CNW/ - Catalyst Paper Corporation (TSX: CYT) ("Catalyst" or the "Company") today announced that it has entered into an Asset Purchase Agreement (the "Agreement") with NewPage Corporation, NewPage Wisconsin System Inc. and Rumford Paper Company (the "Sellers") to purchase the Biron paper mill located in Wisconsin and the Rumford pulp and paper mill located in Maine, USA (the "Paper Mills") for consideration of US$74.0 million, subject to certain adjustments (the "Transaction").

Catalyst intends to finance the acquisition through a combination of advances under its revolving asset-based credit facility (the "ABL Credit Facility"), the maximum amount of which is to be increased in connection with the Transaction. To provide additional working capital following the consummation of the Transaction, Catalyst also intends to effect a US$25.0 million offering of additional PIK Toggle Senior Secured Notes ("Additional PIK Toggle Notes"), which would form part of the same series as Catalyst's outstanding PIK Toggle Senior Secured Notes (the "PIK Toggle Notes").

Completion of the Transaction is subject to customary closing conditions, including the completion of the previously announced acquisition by Verso Paper Corp. of NewPage Holdings Inc. (the "Verso Transaction"), the execution of a transition service agreement, materials and service supply agreements, and certain other ancillary agreements relating to the Transaction, and certain regulatory approvals. There is no financing condition to Catalyst's obligation to consummate the Transaction. The Agreement may be terminated by the Sellers and Catalyst in certain circumstances, including upon or at any time following the final uncontested termination of the Verso Transaction.

"With this Transaction, Catalyst will be better able to serve new and existing customers through operational synergies and a more diversified and higher value suite of products," said Joe Nemeth, President and CEO of Catalyst.

"Our acquisition of these U.S. pulp and paper mills, once complete, will support our efforts to improve our balance sheet and enhance the Company's long-term competitiveness," added Nemeth.

If the Transaction is completed, the addition of the Paper Mills is expected to increase Catalyst's production capacity by approximately 65 per cent or 995 thousand tonnes per year. The Biron Wisconsin mill has 355 thousand tonnes capacity for lightweight coated and ultra-lightweight coated paper. The Rumford Maine mill has 510 thousand tonnes paper capacity for coated specialty, coated freesheet and coated groundwood paper, and 130 thousand tonnes Kraft market pulp capacity to produce both hardwood and softwood pulp. Efficiencies are expected to be gained as overhead costs will be distributed over a larger production base. Access to new markets and business opportunities is anticipated.

Based on unaudited historical financial summaries prepared by the Sellers, the Paper Mills achieved total sales of US$782.2 million for the twelve months ended September 30, 2014 and US$787.1 million for the twelve months ended December 31, 2013. Total mill contribution was US$29.5 million and normalized mill contribution was US$45.6 million for the twelve months ended September 30, 2014, compared to US$72.4 million for mill contribution and normalized mill contribution for the twelve months ended December 31, 2013. Mill contribution is a non-U.S. GAAP measure of mill operating performance defined as total sales minus the cash cost of goods sold. Mill contribution was normalized for the twelve months ended September 30, 2014 for the adverse impact of extreme weather conditions and market curtailment. These figures do not include sales, general and administrative expenses which are estimated to be approximately US$10.0 million per year. Capital spending for the two mills is expected to be similar to that of our Canadian mills, approximately US$7.0 million per facility per year.

Transaction and Financing

Under the terms of the Agreement, Catalyst will acquire the Paper Mills for consideration of US$74.0 million, subject to certain adjustments, and assumption of certain ongoing obligations related to the Paper Mills. Pre-closing environmental and pension liabilities will be retained by the Sellers.

To assist in financing the acquisition and provide additional working capital, Catalyst has received a Letter of Commitment from Canadian Imperial Bank of Commerce and Wells Fargo Capital Finance Corporation Canada to increase the Company's ABL Credit Facility by $50.0 million, from $175.0 million to $225.0 million, the maximum amount of credit available under the ABL Credit Facility. Catalyst has received the requisite consent from holders of PIK Toggle Notes to give effect to the increase in the ABL Credit Facility.  The availability of the proposed increase in the ABL Credit Facility is subject to the satisfaction of certain customary conditions, including the entering into by the relevant parties of required amendments to the credit agreement governing the ABL Credit Facility.

To provide additional working capital following the completion of the Transaction, Catalyst also intends to issue US$25.0 million of Additional PIK Toggle Notes.  The Additional PIK Toggle Notes will be offered by Catalyst to eligible holders of PIK Toggle Notes, with eligible offerees being permitted to subscribe for their pro-rata share of Additional PIK Toggle Notes based on the aggregate principal amount of PIK Toggle Notes held by such holders relative to the total aggregate principal amount of outstanding PIK Toggle Notes. The Additional PIK Toggle Notes will be issued at a 20% discount to face value.  When issued, the Additional PIK Toggle Notes are expected to form part of the same series of notes as the PIK Toggle Notes. Catalyst and certain holders of its PIK Toggle Notes have executed a definitive term sheet to backstop the issuance of Additional PIK Toggle Notes. The offering of Additional PIK Toggle Notes is expected to close concurrently with the consummation of the Acquisition or shortly thereafter. As the terms of the offering of Additional PIK Toggle Notes have not been finalized, there is no certainty that such a financing will be completed or completed on the terms described above.  Completion of any such offering will be subject to receipt of any required third party, regulatory and exchange approvals.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.  None of the securities have been or will be registered under the United States Securities Act of 1933, as amended (the "1933 Act").  Such securities may not be offered or sold in the United States absent registration under the 1933 Act or an applicable exemption from the registration requirements of the 1933 Act.

Advisors

CIBC is acting as financial advisor to Catalyst and its Board of Directors.  Catalyst's legal counsel is Sidley Austin LLP and Lawson Lundell LLP.

About Catalyst Paper Corporation

Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills in British Columbia, Catalyst has annual production capacity of 1.5 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Cautionary Notes:

Readers are cautioned that certain financial measures and estimates in this news release, including mill contribution, normalized mill contribution, total sales, sales, general and administrative expenses, cash costs of goods sold and working capital, are not defined or have a standardized meaning prescribed under International Financial Reporting Standards and therefore may not be comparable to estimates or measures presented by other issuers.  Also, the financial summaries of the Paper Mills prepared by the Seller described above may be prepared on a different basis and include assumptions that are not known to Catalyst and may differ from those on which Catalyst bases its financial statements and readers should not place undue reliance on them.  Catalyst considers it to be relevant, however, as a basis of measurement of accretive value to the Company overall.

Cautionary Note Regarding Forward Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential" or variations thereof, or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the proposed Transaction; the proposed increase in the ABL Credit Facility and offering of Additional PIK Toggle Notes, expected capital spending on the Paper Mills, estimated sales, general and administrative expenses, operational objectives and outcomes, customer orders, demand for products and production, production capacity of the Paper Mills, estimates of working capital and assumed obligations. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including: obtaining all required third party regulatory and governmental approvals to the proposed Transaction and the proposed increase in the ABL Credit Facility and offering of Additional PIK Toggle Notes, and the satisfaction or waiver of all other conditions to completion of the proposed Transaction and the proposed increase in the ABL Credit Facility and offering of Additional PIK Toggle Notes; the ability to successfully integrate an announced acquisition; the impact of general economic conditions in the countries in which Catalyst does business; conditions in the capital markets and our ability to obtain financing and refinance existing debt; market conditions and demand for our products (including declines in advertising and circulation); the implementation of trade restrictions in jurisdictions where our products are marketed; fluctuations in foreign exchange or interest rates; raw material prices (including wood fibre, chemicals and energy); the effect of, or change in, environmental and other governmental regulations; uncertainty relating to labour relations; the availability of qualified personnel; the availability of wood fibre; legal proceedings; the effects of competition from domestic and foreign producers; the risk of natural disaster and other factors, many of which are beyond our control, and those other various risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the Catalyst's website at www.catalystpaper.com/investors and at www.sedar.com.

Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to integrate and operate the Paper Mills and to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance; our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times; our ability to successfully obtain cost savings from our cost reduction initiatives; our ability to implement business strategies and pursue opportunities; expected cost of goods sold; expected component supply costs and constraints; and expected foreign exchange and tax rates. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance and CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 18:00e 30-OCT-14